Exhibit 99.2

West Fraser Timber Co. Ltd.
Consolidated Financial Statements
December 31, 2025 and 2024

RESPONSIBILITY OF MANAGEMENT
Management’s Report on the Consolidated Financial Statements
The accompanying consolidated financial statements and related notes are the responsibility of the management of West Fraser Timber Co. Ltd. (the “Company”). They have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.
The consolidated financial statements are approved by the Board of Directors on the recommendation of the Audit Committee. The Audit Committee, appointed by the Board of Directors, is composed entirely of independent directors. The Audit Committee reviews the Company’s consolidated financial statements and reports its findings to the Board of Directors for consideration before the consolidated financial statements are approved for issuance to shareholders and submitted to securities commissions and/or other regulatory authorities.
The Audit Committee’s duties also include reviewing critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management and approving the fees of the Company’s independent registered public accounting firm.
The Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, performed an audit of the consolidated financial statements, the results of which are reflected in their Report of Independent Registered Public Accounting Firm for 2025. PricewaterhouseCoopers LLP has full and independent access to the Audit Committee to discuss their audit and related matters.
Management’s Report on Internal Control over Financial Reporting
Under our supervision, management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards.
Under our supervision, management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, as stated in their report which appears herein.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Sean McLaren	/s/ Chris Virostek
Sean McLaren	Chris Virostek
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
February 11, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of West Fraser Timber Co. Ltd.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of West Fraser Timber Co. Ltd. and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
PricewaterhouseCoopers LLP
PwC Place, 250 Howe Street, Suite 1400
Vancouver, British Columbia, Canada V6C 3S7
T.: +1 604 806 7000, F.: +1 604 806 7806
Fax to mail: ca_vancouver_main_fax@pwc.com
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill Impairment Assessments
As described in note 8 to the consolidated financial statements, the Company’s goodwill balance was $1,471 million as of December 31, 2025. Management conducts annual impairment assessments in the fourth quarter, or more frequently if an indicator of impairment is identified. Management assesses the recoverability of goodwill by comparing the carrying value of each cash generating unit (CGU) or group of CGUs associated with the goodwill balance to its estimated recoverable amount, which is determined based on the higher of its estimated fair value less costs of disposal and its value in use.

An impairment loss is recorded if the carrying value exceeds the estimated recoverable amount of the CGU or group of CGUs. Management has determined the recoverable amount of each CGU or group of CGUs based on their fair value less cost of disposal using discounted cash flow models. The key assumptions used in the discounted cash flow models include production volume, product pricing, operating costs, terminal multiples and discount rates. With the exception of the U.S. Lumber group of CGUs, the estimated recoverable amount of each CGU or group of CGUs exceeded its respective carrying amount in management’s goodwill impairment assessments and as such, no impairment losses were recorded. For the U.S. Lumber group of CGUs, a goodwill impairment loss of $409 million was recorded by management.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments is a critical audit matter are (i) the significant judgment by management when determining the recoverable amount of each CGU or group of CGUs, including the development of key assumptions; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s key assumptions in the discounted cash flow models related to production volume, product pricing, operating costs, terminal multiples and discount rates; and (iii) the audit effort involved and the use of professionals with specialized skills and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments, including controls over the determination of the recoverable amount of each CGU or group of CGUs. These procedures also included, among others, testing management’s process for determining the recoverable amount of each CGU or group of CGUs, including evaluating the appropriateness of the discounted cash flow models, testing the completeness and accuracy of underlying data used in the models and evaluating the reasonableness of the key assumptions used by management. Evaluating the reasonableness of production volume, product pricing and operating costs involved considering the past performance of the CGU or group of CGUs, as well as economic and industry forecasts, as applicable. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the discounted cash flow models, and the reasonableness of terminal multiples and discount rates.

Chartered Professional Accountants
Vancouver, Canada
February 11, 2026
We have served as the Company’s auditor since 1973.

West Fraser Timber Co. Ltd.
Consolidated Balance Sheets
(in millions of United States dollars, except where indicated)

		December 31,	December 31,
	Note	2025	2024
Assets
Current assets
Cash and cash equivalents	4	202	641
Receivables	22	244	294
Income taxes receivable		79	22
Inventories	5	828	844
Prepaid expenses		34	36
		1,387	1,837
Property, plant and equipment	6	3,593	3,842
Timber licences	7	335	358
Goodwill and other intangible assets	8	1,726	2,180
Export duty deposits	25	474	408
Other assets	9	99	129
Deferred income tax assets	19	6	7
		7,620	8,760

Liabilities
Current liabilities
Payables and accrued liabilities	10	584	604
Current portion of long-term debt	12	—	200
Current portion of reforestation and decommissioning obligations	11	52	55
Income taxes payable		14	75
		651	934
Long-term debt	12	300	—
Other liabilities	11	423	264
Deferred income tax liabilities	19	397	609
		1,771	1,807
Shareholders’ Equity
Share capital	14	2,496	2,549
Retained earnings		3,630	4,726
Accumulated other comprehensive loss		(277)	(321)
		5,849	6,954
		7,620	8,760
The number of Common shares and Class B Common shares outstanding at February 10, 2026 was 78,299,822.
Approved by the Board of Directors

/s/ Gillian D. Winckler	/s/ Reid Carter
Gillian D. Winckler	Reid Carter
Director	Director

West Fraser Timber Co. Ltd.
Consolidated Statements of Loss and Comprehensive Loss
(in millions of United States dollars, except where indicated)

		Years Ended
		December 31,	December 31,
	Note	2025	2024

Sales		$5,462	$6,174

Costs and expenses
Cost of products sold		4,184	4,333
Freight and other distribution costs		766	815
Export duties, net, and tariffs	25	177	72
Amortization		544	549
Selling, general and administration		280	282
Equity-based compensation	15	(14)	14
Restructuring and impairment charges	16	712	102
		6,649	6,167

Operating earnings (loss)		(1,187)	7

Finance income, net	17	1	34
Other income (expense)	18	15	(2)
Earnings (loss) before tax		(1,171)	38
Tax recovery (provision)	19	233	(43)
Loss		$(937)	$(5)

Loss per share (dollars)
Basic	21	$(11.87)	$(0.06)
Diluted	21	$(12.08)	$(0.07)

Comprehensive loss
Loss		$(937)	$(5)
Other comprehensive earnings (loss)
Items that may be reclassified to earnings
Translation gain (loss) on operations with different functional currencies		44	(24)
Items that will not be reclassified to earnings
Actuarial gain on retirement benefits, net of tax	13	16	8
		60	(16)
Comprehensive loss		$(877)	$(21)

West Fraser Timber Co. Ltd.
Consolidated Statements of Changes in Shareholders' Equity
(in millions of United States dollars, except where indicated)

		Share Capital		Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity
	Note	Number of Shares Issued and Outstanding	Amount

Balance at December 31, 2023		81,720,996	$2,607	$4,913	$(297)	$7,223
Loss for the year		—	—	(5)	—	(5)
Other comprehensive earnings (loss):
Translation loss on operations with different functional currencies		—	—	—	(24)	(24)
Actuarial gain on retirement benefits, net of tax		—	—	8	—	8
Issuance of Common shares	14	12,550	1	—	—	1
Repurchase of Common shares for cancellation	14	(1,745,280)	(59)	(88)	—	(147)
Dividends declared[1]		—	—	(102)	—	(102)
Balance at December 31, 2024		79,988,266	$2,549	$4,726	$(321)	$6,954
Loss for the year		—	—	(937)	—	(937)
Other comprehensive earnings:
Translation gain on operations with different functional currencies		—	—	—	44	44
Actuarial gain on retirement benefits, net of tax		—	—	16	—	16
Issuance of Common shares	14	4,700	—	—	—	—
Repurchase of Common shares for cancellation	14	(1,693,144)	(54)	(73)	—	(127)
Dividends declared[1]		—	—	(101)	—	(101)
Balance at December 31, 2025		78,299,822	$2,496	$3,630	$(277)	$5,849
1.Cash dividends declared during the year ended December 31, 2024 were $1.26 per share. Cash dividends declared during the year ended December 31, 2025 were $1.28 per share.

West Fraser Timber Co. Ltd.
Consolidated Statements of Cash Flows
(in millions of United States dollars, except where indicated)

			Years Ended
			December 31,	December 31,
	Note		2025	2024
Cash provided by operating activities
Loss		FALSE	$(937)	$(5)
Adjustments
Amortization		FALSE	544	549
Restructuring and impairment charges	16	FALSE	712	102
Finance income, net	17	FALSE	(1)	(34)
Foreign exchange loss (gain)		FALSE	5	(7)
Export duty	25	FALSE	59	10
Retirement benefit expense	13	FALSE	70	77
Net contributions to retirement benefit plans	13	FALSE	(40)	(55)
Tax provision (recovery)	19	FALSE	(233)	43
Income taxes received (paid)		FALSE	(46)	3
Unrealized loss (gain) on electricity swaps		FALSE	(18)	8
Other		FALSE	(18)	(15)
Changes in non-cash working capital
Receivables		FALSE	59	5
Inventories		FALSE	(1)	11
Prepaid expenses		FALSE	1	4
Payables and accrued liabilities		FALSE	(61)	(35)
			96	661
Cash used for financing activities
Repayment of long-term debt	12		—	(300)
Proceeds from amendment of long-term debt	12	FALSE	100	—
Repayment of lease obligations		FALSE	(15)	(15)
Finance expense paid		FALSE	(21)	(27)
Repurchase of Common shares for cancellation	14	FALSE	(129)	(140)
Issuance of Common shares		FALSE	—	1
Dividends paid		FALSE	(101)	(101)
			(167)	(582)
Cash used for investing activities
Proceeds from sale of pulp mills		FALSE	—	124
Additions to capital assets		FALSE	(411)	(487)
Interest received		FALSE	24	43
Other		FALSE	7	2
			(380)	(318)
Change in cash and cash equivalents		—	(451)	(238)
Foreign exchange effect on cash and cash equivalents		—	11	(21)
Cash and cash equivalents - beginning of year		—	641	900
Cash and cash equivalents - end of year			$202	$641

West Fraser Timber Co. Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(figures are in millions of United States dollars, except where indicated)
1.Nature of operations
West Fraser Timber Co. Ltd. ("West Fraser", the “Company”, "we", "us" or "our") is a diversified wood products company with more than 50 facilities in Canada, the U.S., the U.K., and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), northern bleached softwood kraft pulp, paper, wood chips, and other residuals. West Fraser's products are used in home construction, repair and remodelling, industrial applications, papers and tissue. Our executive office is located at 885 West Georgia Street, Suite 1500, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol WFG.
2.Basis of presentation
These consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and were approved by our Board of Directors on February 11, 2026.
Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts.
Material accounting policies
Material accounting policies that relate to the consolidated financial statements as a whole are incorporated in this note. Where a material accounting policy is applicable to a specific note disclosure, the policy is described within the respective note.
Basis of consolidation
These consolidated financial statements include the accounts of West Fraser and its wholly-owned subsidiaries after the elimination of intercompany transactions and balances.
Our material subsidiaries are West Fraser Mills Ltd. and Norbord Inc. Our 50%-owned joint operation, Alberta Newsprint Company, is accounted for by recognizing our share of the assets, liabilities, revenues, and expenses related to the joint operation.
Use of estimates and judgments
The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts could differ materially from these and other estimates, the impact of which would be recorded in future periods. Management is also required to exercise judgment in the process of applying accounting policies. Information about areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:
•Note 2 – Determination of functional currency
•Note 5 – Valuation of inventories
•Note 6-8, 16 – Recoverability of PPE, timber licences, and other intangible assets
•Note 6 – Estimated useful lives of PPE
•Note 8 – Recoverability of goodwill
•Note 11 – Reforestation and decommissioning obligations
•Note 13 – Defined benefit pension plans
•Note 19 – Income taxes
•Note 25 – CVD and ADD duty dispute

Revenue recognition
Revenue is derived primarily from product sales and is recognized when a customer obtains control over the goods. The timing of transfer of control to customers varies depending on the individual terms of the sales contract and typically occurs when the product is loaded on a common carrier at our mill, loaded on an ocean carrier, or delivered to the customer. The amount of revenue recognized is net of our estimate for early payment discounts and volume rebates.
Revenue includes charges for freight and handling. The costs related to these revenues are recorded in freight and other distribution costs.
Reporting currency and foreign currency translation
The consolidated financial statements are presented in USD, which is determined to be the functional currency of our U.S. operations and the majority of our Canadian operations.
For these entities, all transactions not denominated in our U.S. functional currency are considered to be foreign currency transactions. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as Other income (expense). Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.
Our European operations have British pound sterling and Euro functional currencies. Our Cochrane lumber mill and jointly-owned paper operation have Canadian dollar functional currency. Assets and liabilities of these entities are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in Accumulated other comprehensive loss.
Impairment of capital assets
We assess property, plant and equipment, timber licences, and other finite-life intangible assets for indicators of impairment at each reporting date and whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
We conduct a review of external and internal sources of information to assess for any impairment indicators. Examples of such triggering events related to our capital assets include, but are not limited to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a change in management’s intention or strategy for the asset, including a plan to dispose of the asset or idle the asset for a significant period of time; a significant adverse change in our long-term price assumption or in the price or availability of inputs required for manufacturing; a significant adverse change in legal factors or in the business climate that could affect the asset’s value; and a current period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use.
Impairment testing is applied to individual assets or cash generating units (“CGUs”), the smallest group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets. We have identified each of our mills as a CGU for impairment testing unless there is economic interdependence of CGUs, in which case they are grouped for impairment testing.
When a triggering event is identified, the recoverability of an asset or CGU is assessed by comparing the carrying amount of the asset or CGU to the estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal and its value in use.
Fair value less costs of disposal is determined by estimating the price that would be received to sell an asset in an orderly transaction between market participants under current market conditions, less incremental costs directly attributable to the disposal. Value in use is determined using a discounted cash flow model by estimating the pre-tax cash flows expected to be generated from the asset over its estimated useful life discounted by a pre-tax discount rate.
Where an impairment loss for an asset or CGU subsequently reverses, the carrying amount of the asset or CGU is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been previously recognized.

Fair value measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurement are observable and the significance of the inputs.
The three levels of the fair value hierarchy are:
Level 1
Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2
Values based on inputs other than quoted prices that are observable for the asset or liability, directly or indirectly.
Level 3
Values based on valuation techniques that require inputs which are both unobservable and significant to the overall fair value measurement.
Accounting standards issued but not yet applied
IFRS 18, Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements to improve comparability in the reporting of financial performance to give investors a better basis for analyzing and comparing entities. The standard impacts the presentation of the financial statements and notes, in particular the income statement where entities will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will also require management-defined performance measures to be explained and included in a separate note within the financial statements. IFRS 18 is effective for reporting periods beginning on or after January 1, 2027. We are currently assessing the impact of this amendment on our consolidated financial statements.
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:
•clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
•update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
These amendments are effective for reporting periods beginning on or after January 1, 2026. These amendments are not expected to have a material impact on our consolidated financial statements.

3.Business combinations
Accounting policies
Business combinations are accounted for using the acquisition method. We measure goodwill at the acquisition date as the fair value of the consideration transferred less the fair value of the identifiable assets acquired and liabilities assumed.
Supporting information
We attained sole control of Cariboo Pulp (“CPL”) during Q1-24 in relation to an agreement (“the CPL agreement”) with Mercer International Inc. (“Mercer”) to dissolve our 50/50 joint venture in Cariboo Pulp (“CPL JV”).
CPL produces northern bleached softwood kraft (“NBSK”) pulp, related by-products, and energy. Prior to the CPL agreement, we accounted for the CPL JV under IFRS Accounting Standards by recognizing our share of the assets, liabilities, revenues, and expenses related to this joint operation.
Prior to the CPL agreement, the CPL JV was a joint operation under IFRS Accounting Standards that met the definition of a business. Accordingly, we applied the requirements for a business combination achieved in stages in accordance with IFRS 3, Business Combinations.
This required us to first remeasure the carrying value of our existing 50% interest in the CPL JV to fair value and then recognize an additional 50% interest in CPL at fair value in accordance with the requirements of IFRS 3.
During the year ended December 31, 2024, we recognized a net gain of $1 million on the business combination as the estimated fair value of 100% of CPL’s identifiable assets and liabilities exceeded the carrying value of our 50% interest in the CPL JV prior to the CPL agreement (note 18).
4.Cash and cash equivalents
Accounting policies
Cash and cash equivalents consist of cash on deposit and short‑term interest-bearing securities maturing within three months of the date of purchase.
Supporting information

	December 31,	December 31,
As at	2025	2024
Cash	$157	$389
Cash equivalents	44	252
	$202	$641
5.Inventories
Accounting policies
Inventories are valued at the lower of cost and net realizable value, with cost determined on an average cost basis. The cost of finished goods inventories includes direct material, direct labour, and an allocation of overhead based on normal operating capacity.

Supporting information

	December 31,	December 31,
As at	2025	2024
Manufactured products	$315	$344
Logs and other raw materials	266	255
Materials and supplies	247	245
	$828	$844
Inventories at December 31, 2025 were subject to a valuation reserve of $64 million (December 31, 2024 - $18 million) to reflect net realizable value being lower than cost.
6.     Property, plant and equipment
Accounting policies
Property, plant and equipment are recorded at historical cost, less accumulated amortization and impairment losses. Expenditures for additions and improvements are capitalized. Specific and general borrowing costs are capitalized when the asset construction period exceeds 12 months. Expenditures for maintenance and repairs are charged to earnings. Upon retirement, disposal, or destruction of an asset, the cost and related amortization are derecognized and any resulting gain or loss is included in earnings.
Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives as follows:

Buildings	10 - 30 years
Manufacturing plant, equipment and machinery	6 - 25 years
Fixtures, mobile and other equipment	3 - 10 years
Roads and bridges	Not exceeding 40 years
Major maintenance shutdowns	1 - 2 years
Construction-in-progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Construction-in-progress is not depreciated. Once the asset is complete and available for use, the construction-in-progress balance is transferred to the appropriate category of property, plant and equipment and depreciation commences.

Supporting Information

	Manufacturing plant, equipment and machinery	Construction- in-progress	Roads and bridges	Other	Total
As at December 31, 2023	$3,319	$376	$46	$94	$3,835
CPL agreement (note 3)	12	2	—	—	15
Additions	73	411	11	—	495
Amortization[1]	(462)	—	(7)	(1)	(470)
Impairment (note 16)	(15)	—	—	—	(15)
Foreign exchange	(11)	—	—	(5)	(16)
Disposals	(2)	—	—	—	(2)
Transfers	343	(343)	—	—	—
As at December 31, 2024	$3,259	$445	$49	$89	$3,842

As at December 31, 2024
Cost	$6,939	$445	$165	$91	$7,641
Accumulated amortization	(3,680)	—	(116)	(2)	(3,798)
Net	$3,259	$445	$49	$89	$3,842

As at December 31, 2024	$3,259	$445	$49	$89	$3,842
Additions	166	264	10	—	440
Amortization[1]	(469)	—	(8)	(2)	(478)
Impairment (note 16)	(227)	(13)	—	—	(241)
Foreign exchange	26	1	—	4	31
Disposals	—	—	—	(1)	(1)
Transfers	413	(414)	1	—	—
As at December 31, 2025	$3,168	$282	$52	$91	$3,593

As at December 31, 2025
Cost	$7,204	$282	$163	$98	$7,747
Accumulated amortization	(4,036)	—	(112)	(6)	(4,154)
Net	$3,168	$282	$52	$91	$3,593
1.Amortization of $468 million relates to cost of products sold and $10 million relates to selling, general and administration expense (2024 - $462 million and $8 million respectively).

7.     Timber licenses
Accounting policies
Timber licences, which are renewable or replaceable, are recorded at historical cost, less accumulated amortization and impairment losses. Timber licences are amortized on a straight-line basis over their estimated useful lives of 40 years.
Supporting information

Timber licences
As at December 31, 2023	$376
Amortization[1]	(17)
Foreign exchange	(1)
As at December 31, 2024	$358

As at December 31, 2024
Cost	$672
Accumulated amortization	(314)
Net	$358

As at December 31, 2024	$358
Amortization[1]	(17)
Impairment (note 16)	(3)
Disposals	(3)
As at December 31, 2025	$335

As at December 31, 2025
Cost	$663
Accumulated amortization	(328)
Net	$335
1.Amortization relates to cost of products sold.
8.Goodwill and other intangibles
Accounting policies
Goodwill represents the excess purchase price paid for a business acquisition over the fair value of the net assets acquired. Goodwill is tested annually for impairment in the fourth quarter, or more frequently if an indicator of impairment is identified.
The customer relationship intangible assets relate to historical business combinations and are amortized straight-line over 3 to 10 years.
Other intangibles are recorded at historical cost less accumulated amortization and impairment losses. Other intangibles include software which is amortized over periods of up to five years and non‑replaceable finite term timber rights which are amortized as the related timber volumes are logged.
Goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination from which it arose. The allocation is based on the lowest level at which goodwill is monitored internally.
Recoverability of goodwill is assessed by comparing the carrying value of the CGU or group of CGUs associated with the goodwill balance to its estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal and its value in use.

An impairment loss is recorded if the carrying value exceeds the estimated recoverable amount. Goodwill impairment losses cannot be reversed.
Supporting information

	Goodwill	Customer Relationship Intangible	Other	Total
As at December 31, 2023	$1,949	$339	$20	$2,307
Additions	—	—	3	3
Amortization[1]	—	(53)	(9)	(63)
Impairment (note 16)	(70)	—	—	(70)
Foreign exchange	(1)	—	—	(1)
Other	—	—	2	2
As at December 31, 2024	$1,879	$285	$16	$2,180

As at December 31, 2024
Cost	$1,879	$489	$81	$2,448
Accumulated amortization	—	(203)	(65)	(268)
Net	$1,879	$285	$16	$2,180

As at December 31, 2024	$1,879	$285	$16	$2,180
Additions	—	—	3	3
Amortization[1]	—	(47)	(2)	(49)
Impairment (note 16)	(409)	—	—	(409)
Foreign exchange	1	2	—	3
Disposals	—	—	(4)	(4)
Other	—	—	2	2
As at December 31, 2025	$1,471	$239	$15	$1,726

As at December 31, 2025
Cost	$1,471	$491	$78	$2,040
Accumulated amortization	—	(251)	(63)	(314)
Net	$1,471	$239	$15	$1,726
1.Amortization relates to selling, general and administration expenses.
Goodwill
For the purposes of impairment testing, goodwill has been allocated to the following CGU groups:

	December 31,	December 31,
As at	2025	2024
Canadian lumber	$171	$171
U.S. lumber	—	409
North America EWP	1,280	1,280
Europe EWP	20	19
Total	$1,471	$1,879
The recoverable amounts of the above CGU groups as at December 31, 2025 were determined based on their estimated fair value less costs of disposal using discounted cash flow models. The fair value measurements were classified as Level 3 fair value measurements.

Cash flow forecasts were based on internal estimates for 2026 through 2029 and a terminal value, with the exception of the U.S. lumber cash flow forecasts, which were based on internal estimates for 2026 through 2028 and a terminal value. Key assumptions include production volumes, product pricing, operating costs, terminal multiple, and discount rate. Key assumptions were derived using external sources and historical data from internal sources. Specifically, product pricing has been estimated by reference to average historical prices and margins as well as third-party analyst projections of long-term product pricing. Production volume and operating costs have been estimated by reference to historical data from internal sources. The post-tax discount rate used was 9.9% (2024 - 10.8% to 12.8%).
We recorded an impairment loss of $409 million in relation to U.S. lumber goodwill during the year ended December 31, 2025. The impairment loss was a result of the protracted downcycle that has caused management to recalibrate certain assumptions used in our annual goodwill impairment test. Adjustments to these assumptions included, but are not limited to, species-specific product pricing trends, lower demand and pricing for wood chip residuals, and the depth and duration of the current downcycle and its expected recovery. The impairment represented the entire amount of goodwill associated with our U.S. lumber operations.
We forecasted U.S. lumber production volumes ranging from 2,701 MMfbm to 3,181 MMfbm in determining the recoverable amount (2024 - 2,785 MMfbm to 3,250 MMfbm).
Following the impairment loss recognized in the U.S. lumber CGU group, the recoverable amount was equal to the carrying amount. Therefore, any adverse movement in a key assumption would lead to further impairment to property, plant and equipment in the CGU group.
The following table lists the key assumptions and sensitivities for the U.S. lumber CGU group:

Key assumptions	Sensitivity of recoverable amount to a 1% change in assumption
Product pricing	$96 million
Production volumes	$18 million
Operating costs	$84 million
Due to the complexity by which key assumptions interrelate with each other and with our operating plans, the sensitivities were performed for each key assumption individually with all other assumptions held constant.
The estimated recoverable amounts of all other CGU groups exceeded their respective carrying amounts.
As it relates to the Europe EWP CGU group, a reasonably possible change in certain key assumptions could cause the carrying amount to exceed the recoverable amount. The estimated recoverable amount of the Europe EWP CGU group exceeded its carrying amount by approximately $73 million. A 2% change in product pricing, an 11% change in production volumes, or a 3% change in operating costs would result in the recoverable amount equaling the carrying amount.
9.Other assets

		December 31,	December 31,
As at	Note	2025	2024
Retirement assets	13	$52	$61
Electricity swaps	—	24	12
Deposits		—	42
Other		23	13
		$99	$129

10.Payables and accrued liabilities

		December 31,	December 31,
As at	Note	2025	2024
Trade accounts		$398	$401
Accrued equity-based compensation	15	18	41
Compensation		58	56
Accrued export duties	25	16	8
Accrued dividends		25	26
Accrued interest		2	2
Electricity swaps	22	4	4
Current portion of lease obligations		9	10
Restructuring provision		16	5
Other		38	52
		$584	604
11.    Other liabilities

		December 31,	December 31,
As at	Note	2025	2024
Retirement liabilities	13	$102	$97
Non-current portion of reforestation obligations		50	47
Non-current portion of decommissioning obligations		44	24
Non-current portion of lease obligations		24	19
Export duties	25	166	46
Electricity swaps	22	6	8
Other		30	22
		$423	$264
Reforestation and decommissioning obligations
Reforestation and decommissioning obligations relate to our responsibility for reforestation under various timber licences and our obligations related to landfill closure and other site remediation costs.
Accounting policies
Reforestation obligations are measured at the present value of the expected expenditures required to settle the obligations and are accrued and charged to earnings when timber is harvested. The reforestation obligation is accreted over time through charges to finance expense and reduced by silviculture expenditures. Changes to estimates are credited or charged to earnings.
We record a liability for decommissioning obligations in the period a reasonable estimate can be made. The liability is determined using estimated closure and/or remediation costs and discounted using an appropriate discount rate. On initial recognition, the carrying value of the liability is added to the carrying amount of the associated asset and amortized over its useful life, or expensed when there is no related asset. The liability is accreted over time through charges to finance expense and reduced by actual costs of settlement. Changes to estimates result in an adjustment of the carrying amount of the associated asset or, where there is no asset, they are credited or charged to earnings.
Reforestation and decommissioning obligations are discounted at the risk-free rate at the balance sheet date.

Supporting information

		Reforestation		Decommissioning
	Note	2025	2024	2025	2024
Beginning of year		$83	$92	$43	$37
Acquisition	3	—	—	—	1
Liabilities recognized		59	49	21	9
Liabilities settled		(57)	(61)	(12)	(4)
Change in estimates		(1)	10	3	3
Foreign exchange		4	(7)	4	(3)
End of year		88	83	58	43
Less: current portion		(38)	(36)	(14)	(19)
		$50	$47	$44	$24
The total undiscounted amount of the estimated cash flows required to satisfy these obligations is $159 million (December 31, 2024 - $139 million). The cash flows have been discounted using risk-free rates ranging from 2.50% to 3.85% (2024 - 2.50% to 3.33%).
The timing of reforestation expenditures is based on the estimated period required to ensure the associated areas are well established and attain free to grow status, which is generally between 12 to 15 years. Payments relating to landfill closures and site remediation are expected to occur over periods ranging up to 50 years.

12.     Operating loans and long-term debt
Accounting policies
Transaction costs related to debt financing or refinancing are deferred and amortized over the life of the associated debt. When our operating loan is undrawn, the related deferred financing costs are recorded in other assets.
Supporting information
Credit Facility and Term Loan Renewals
In May 2025, we amended and restated our syndicated credit agreement providing for the renewal of our $1 billion revolving credit facility and extension of the facility's maturity from July 2028 to May 2030. The revolving credit facility was made available on substantially the same terms and conditions as our revolving credit facility prior to renewal. Additionally, under the amended and restated credit agreement, we increased and extended our $200 million term loan facility maturing July 2025. The modified term loan facility is for $300 million, matures May 2028, and is under substantially the same terms and conditions as our term loan facility prior to renewal.
The amendment of the term loan facility was determined to be a non-substantial modification and resulted in a nominal loss recognized in Finance income, net.
Operating loans
As at December 31, 2025, our credit facilities consisted of the aforementioned $1 billion committed revolving credit facility which matures May 2030, a $20 million (£15 million) credit facility dedicated to our European operations, and an $11 million (CAD$15 million) demand line of credit dedicated to our jointly‑owned newsprint operation.
As at December 31, 2025, our revolving credit facilities were undrawn (December 31, 2024 - undrawn) and the associated deferred financing costs of $2 million (December 31, 2024 - $2 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime Rate Advances, US Base Rate Advances, Canadian Overnight Repo Rate Average (“CORRA”) Advances, or Secured Overnight Financing Rate (“SOFR”) Advances at our option.
In addition, we have credit facilities totalling $130 million (December 31, 2024 - $130 million) dedicated to letters of credit. Letters of credit in the amount of $38 million (December 31, 2024 - $36 million) were supported by these facilities.
All debt is unsecured except the $11 million (CAD$15 million) jointly-owned paper operation demand line of credit, which is secured by that joint operation’s current assets.
As at December 31, 2025, we were in compliance with the requirements of our credit facilities.
Long-term debt

	December 31,	December 31,
As at	2025	2024
Term loan due May 2028; floating interest rate	$300	$200
	300	200
Less: current portion	—	(200)
	$300	$—
Interest on our term loan is payable at floating rates based on US Base Rate Advances or SOFR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.
Required principal repayments are disclosed in note 22.

Interest rate swap contracts
We have interest rate swap contracts that have the effect of fixing the interest rate on our term loan.
In January 2024, we amended the interest rate swaps to extend their maturity from August 2024 to July 2025. Following this amendment, the weighted average fixed interest rate payable under the contract was 2.61%. On July 25, 2025, these interest rate swaps expired per their terms. During the fourth quarter of 2025, we entered into new interest rate swap contracts to fix $75 million notional principal amount of indebtedness.
As at December 31, 2025, we have interest rate swap contracts to pay fixed interest rates and receivable variable interest rates on $75 million notional principal amount of indebtedness. These swap agreements have the effect of fixing the interest rate on $75 million of the $300 million term loan discussed above, with the balance being subject to a floating rate. The weighted average fixed interest payable under these swap agreements is 3.27%.
The interest rate swap contracts are accounted for as a derivative, with the changes in their fair value included in other income or expense in our consolidated statements of earnings. For the year ended December 31, 2025, a nominal gain (year ended December 31, 2024 - a loss of $4 million) was recognized in relation to the interest rate swap contracts. The fair value of the interest rate swap contracts at December 31, 2025 was a nominal asset (December 31, 2024 - asset of $2 million).
13.    Retirement benefits
We maintain defined benefit and defined contribution pension plans covering most of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life based either on length of service or on earnings and length of service, and in most cases do not increase after commencement of retirement. We also provide group life insurance, medical and extended health benefits to certain employee groups.
The defined benefit pension plans are operated in Canada and the U.S. under broadly similar regulatory frameworks. The majority are funded arrangements where benefit payments are made from plan assets that are held in trust. Responsibility for the governance of certain of the plans, including investment and contribution decisions, resides with our Retirement Committees, Human Resources & Compensation Committee of the Board of Directors, and Board of Directors. For the registered defined benefit pension plans, regulations set minimum requirements for contributions for benefit accruals and the funding of deficits.
Starting January 1, 2022, defined benefit pension plans for certain employee groups were closed to new entrants and were replaced by defined contribution plans.
Accounting policies
We record a retirement asset or liability for our employee defined benefit pension and other retirement benefit plans by netting our plan assets with our plan obligations, on a plan-by-plan basis.
The cost of defined benefit pensions and other retirement benefits earned by employees is actuarially determined using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields from high quality corporate bonds with cash flows that approximate expected benefit payments at the balance sheet date. Plan assets are valued at fair value at each balance sheet date.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are credited or charged to equity through other comprehensive earnings in the period in which they arise.
Past service costs arising from plan amendments are recognized immediately. The finance amount on net retirement balances is included in finance income or expense in our consolidated statements of earnings.
A gain or loss on settlement is recognized in earnings, calculated as the difference between the present value of the defined benefit obligation being settled, as determined on the date of settlement, and the settlement amount.

For defined contribution plans, pension expense is the amount of contributions we are required to make in respect of services rendered by employees.
Supporting information
The actual return on plan assets for 2025 was a gain of $31 million (2024 - gain of $40 million). The total pension expense for the defined benefit pension plans was $37 million (2024 - $43 million). In 2025, we made net contributions of $2 million to our defined benefit pension plans (2024 - $18 million). We expect to make cash contributions of approximately $22 million to our defined benefit pension plans during 2026 based on the most recent valuation report for each pension plan. We also provide group life insurance, medical and extended health benefits to certain employee groups, for which we contributed $1 million in 2025 (2024 - $1 million).

In 2024, we entered into buy-out annuity purchase agreements to settle $101 million of our defined benefit obligations by purchasing annuities using our plan assets. These agreements transferred the pension obligations of retired employees under certain pension plans to financial institutions. The difference between the cost of the annuity purchases and the liabilities held for these pension plans was reflected as a settlement loss of $1 million in Other income (expense) (see note 18).

The status of the defined benefit pension plans and other retirement benefit plans, in aggregate, is as follows:

	Defined benefit pension plans		Other retirement benefit plans
	2025	2024	2025	2024
Accrued benefit obligations
Benefit obligations - opening	$678	$791	$19	$17
CPL acquisition (note 3)	—	10	—	3
Service cost	33	41	—	—
Finance cost on obligation	34	36	1	1
Benefits paid	(27)	(34)	(1)	(1)
Actuarial gain due to change in financial assumptions	(24)	(12)	—	—
Actuarial loss due to demography/experience	1	4	—	—
Settlement	—	(101)	—	—
Other	2	(3)	—	1
Foreign exchange[1]	31	(55)	1	(2)
Benefit obligations - ending	$729	$678	$19	$19
Plan assets
Plan assets - opening	$664	$786	$—	$—
CPL acquisition (note 3)	—	11	—	—
Finance income on plan assets	32	35	—	—
Actual return on plan assets, net of finance income	(2)	5	—	—
Employer contributions	7	21	1	1
Benefits paid	(27)	(34)	(1)	(1)
Settlement	—	(102)	—	—
Other	—	(1)	—	—
Refund of excess contributions	(5)	(3)	—	—
Foreign exchange[1]	30	(55)	—	—
Plan assets - ending	$700	$664	$—	$—

Funded status[2]
Retirement assets	$55	$65	$—	$—
Impact of minimum funding requirement[3]	(3)	(3)	—	—
Retirement assets (note 9)	$52	$61	$—	$—
Retirement liabilities (note 11)	(83)	(78)	(19)	(19)
	$(31)	(17)	$(19)	$(19)
1.Foreign currency translation relates to the foreign exchange impact of translating assets and liabilities of certain plans to U.S. dollars.
2.Plans in a surplus position are presented as assets and plans in a deficit position are presented as liabilities on our consolidated balance sheets.
3.Certain of our plans have a surplus that is not recognized on the basis that future economic benefits may not be available to us in the form of a reduction in future contributions or a cash refund.

	Defined benefit pension plans		Other retirement benefit plans
	2025	2024	2025	2024
Expense
Service cost	$33	$41	$—	$—
Administration fees	2	2	—	—
Settlement loss	—	1	—	—
Curtailment gain related to disposal of pulp mills	—	(2)	—	—
Finance expense, net	2	1	1	1
	$37	$43	$1	$1
Assumptions and sensitivities
At December 31, 2025, the weighted average duration of the defined benefit pension obligations is 17 years (December 31, 2024 - 18 years). At December 31, 2025, the projected future benefit payments for the defined benefit pension plans, to be made from plan assets, are as follows:

	2026	2027	2028 to 2030	Thereafter	Total
Defined benefit pension plans	$29	$31	$100	$1,716	$1,876
Key assumptions used in determining defined benefit pension and other retirement pension benefit obligations include assumed rates of increase for future employee compensation and discount rates. These estimates are determined with the assistance of independent actuarial specialists.
The significant actuarial assumptions used to determine our balance sheet date retirement assets and liabilities and our retirement benefit plan expenses are as follows:

	Defined benefit pension plans		Other retirement benefit plans
	2025	2024	2025	2024
Benefit obligations:
Discount rate	5.01%	4.83%	4.99%	4.78%
Future compensation rate increase	3.67%	3.66%	n/a	n/a
Benefit expense:
Discount rate - beginning of year	4.83%	4.69%	4.78%	4.69%
Future compensation rate increase	3.66%	3.62%	n/a	n/a
Health-care benefit costs, shown under other retirement benefit plans, are funded on a pay-as-you-go basis.
The impact of a change in these assumptions on our retirement obligations as at December 31, 2025 is as follows:

	Increase	Decrease
Discount rate - 0.50% change	$(58)	$70
Compensation rate - 0.50% change	$15	$(11)
The sensitivities have been calculated on the basis that all other variables remain constant. When calculating the sensitivity of the defined benefit obligation, the same methodology is applied as was used to determine the retirement assets and liabilities.

Plan assets
The assets of the defined benefit pension plans are invested predominantly in a diversified range of equities, pooled funds and bonds. The weighted average asset allocations of the defined benefit plans at December 31, by asset category, are as follows:

	Target range	2025	2024
Canadian equities	2% - 15%	6%	5%
Global equities	10% - 44%	19%	16%
Fixed income investments	30% - 75%	46%	49%
Alternative investments	0% - 57%	25%	25%
Cash and cash equivalents	N/A	4%	5%
		100%	100%
Alternative investments include real estate, private equity, and other investments.
Risk management practices
We are exposed to various risks related to our defined benefit pension and other retirement benefit plans:
•Uncertainty in benefit payments: The value of the liability for retirement benefits will ultimately depend on the amount of benefits paid and this in turn will depend on the level of future compensation increase and life expectancy.
•Volatility in asset value: We are exposed to changes in the market value of pension plan investments which are required to fund future benefit payments.
•Uncertainty in cash funding: Movement in the value of the assets and obligations may result in increased levels of cash funding, although changes in the level of cash funding required can be spread over several years. We are also exposed to changes in pension regulation and legislation.
Our Retirement Committees manage these risks in accordance with a Statement of Investment Policies and Procedures for each pension plan or group of plans administered under master trust agreements. The following are some specific risk management practices employed:
•Retaining and monitoring professional advisors including an outsourced chief investment officer (“OCIO”).
•Monitoring our OCIO’s adherence to asset allocation guidelines and permitted categories of investments.
•Monitoring investment decisions and performance of the OCIO and asset performance against benchmarks.
Defined contribution plans
The total pension expense and funding contributions for the defined contribution pension plans for 2025 was $37 million (2024 - $35 million).
14. Share capital
Authorized
400,000,000 Common shares, without par value
20,000,000 Class B Common shares, without par value
10,000,000 Preferred shares, issuable in series, without par value

Issued and Outstanding

	December 31, 2025		December 31, 2024
As at	Number	Amount	Number	Amount
Common	76,018,344	$2,496	77,706,788	$2,549
Class B Common	2,281,478	—	2,281,478	—
Total Common	78,299,822	$2,496	79,988,266	$2,549
For the year ended December 31, 2025, we issued 4,700 Common shares under our share option plans (year ended December 31, 2024 - 12,550 Common shares).
Rights and restrictions of Common shares
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Share repurchases
On February 27, 2025, we renewed our normal course issuer bid (“2025 NCIB”) allowing us to acquire up to 3,868,177 Common shares for cancellation from March 3, 2025 until the expiry of the bid on March 2, 2026.
On February 27, 2024, we renewed our normal course issuer bid (“2024 NCIB”) allowing us to acquire up to 3,971,380 Common shares for cancellation from March 1, 2024 until the expiry of the bid on February 28, 2025.
For the year ended December 31, 2025, we repurchased for cancellation 1,639,207 Common shares at an average price of $75.95 per share under our 2024 NCIB and 2025 NCIB programs. During the year ended December 31, 2025, we cancelled 53,937 Common shares that were held as treasury shares at December 31, 2024. For the years ended December 31, 2024, we repurchased for cancellation 1,799,217 Common shares at an average price of $80.26 per share under our 2023 NCIB and 2024 NCIB programs.
15. Equity-based compensation
We have share option, phantom share unit (“PSU”) and directors’ deferred share unit (“DSU”) plans. The equity-based compensation recovery for the year ended December 31, 2025 was $14 million (2024 - expense of $14 million).
Accounting policies
We estimate the fair value of outstanding share options using the Black-Scholes option-pricing model and the fair value of our PSU plan and directors’ DSU plan using an intrinsic valuation model at each balance sheet date. We record the resulting charge or recovery to earnings over the related vesting period.
If a share option holder elects to acquire Common shares, both the exercise price and the accrued liability are credited to shareholders’ equity.
Supporting information
Share option plan
Under our share option plan, officers and employees may be granted options to purchase Common shares. At December 31, 2025 there were 680,970 options outstanding and 561,925 available for issuance for a total of 1,242,895 options that could be exercised for shares. In addition, there are 33,612 options outstanding under the assumed Norbord option plan.
The exercise price of a share option is determined in accordance with the plan and is generally the closing price of a Common share on the trading day immediately preceding the grant date. Our share option plans give the share option holders the right to elect to receive a cash payment in lieu of exercising an option to purchase Common shares. Options vest at 20% per year from the grant date and expire after 10 years.
For the year ended December 31, 2025, we recorded a recovery of $13 million (2024 – expense of $6 million) related to the share option plan. The liability associated with the share option plan is tracked in Canadian dollars and is based on prices published by the TSX. A summary of the activity in the share option plans based on Canadian dollar prices is presented below:

	2025		2024
	Number	Weighted average price	Number	Weighted average price
		(CAD$)		(CAD$)
Outstanding - beginning of year	690,187	$95.42	849,670	$83.59
Granted	65,205	113.01	170,144	107.54
Exercised	(37,111)	65.01	(313,307)	69.42
Expired / Cancelled	(3,699)	111.41	(16,320)	105.12
Outstanding - end of year	714,582	$98.52	690,187	$95.42
Exercisable - end of year	426,863	$90.86	366,732	$85.47
The following table summarizes information about the share options outstanding and exercisable at December 31, 2025 in Canadian dollars:

Exercise price range	Number of outstanding options	Weighted average remaining contractual life	Weighted average exercise price	Number of exercisable options	Weighted average exercise price
(CAD$)	(number)	(years)	(CAD$)	(number)	(CAD$)
$40.97 - $56.00	52,967	2.1	$52.41	52,967	$52.41
$64.50 - $79.69	101,753	3.6	67.82	101,753	67.82
$81.42 - $92.79	110,429	4.4	90.89	93,528	90.55
$107.53 - $123.63	449,433	7.5	112.78	178,615	115.55
	714,582	6.1	$98.52	426,863	$90.86
The weighted average share price at the date of exercise for share options exercised during the year was CAD$111.47 per share (2024 - CAD$123.05 per share).
The accrued liability related to the share option plan was $7 million at December 31, 2025 (December 31, 2024 - $21 million). The weighted average fair value of the options used in the calculation was CAD$14.30 per option or USD$10.43 per option at December 31, 2025 (December 31, 2024 - CAD$43.23 per option or USD$30.04 per option).
The inputs to the Black-Scholes option-pricing model were as follows:

	December 31,	December 31,
As at	2025	2024
Weighted-average share price on balance sheet date	CAD$83.67	CAD$123.56
Weighted average exercise price	CAD$98.52	CAD$95.42
Expected dividend	CAD$1.75	CAD$1.84
Expected volatility	32.00%	42.58%
Weighted average interest rate	2.69%	2.87%
Weighted average expected remaining life in years	4.03	4.35
The expected dividend on our shares was based on the annualized dividend rate at each period-end. Expected volatility was based on five years of historical data. The interest rate for the life of the options was based on the implied yield available on government bonds with an equivalent remaining term at each period-end. Historical data was used to estimate the expected life of the options and forfeiture rates.
The intrinsic value of options issued under the share option plans at December 31, 2025 was CAD$3 million or USD$2 million (December 31, 2024 - CAD$14 million or USD$10 million). The intrinsic value is determined based on the difference between the weighted average share price on the last business day of the month and the exercise price, multiplied by the number of vested options.
Phantom share unit plan
Our PSU plan is intended to supplement, in whole or in part, or replace the granting of share options as long-term incentives for officers and employees. The plan provides for two types of units which vest on the third anniversary of the grant date. A restricted share unit pays out based on the volume weighted average price per Common share on the trading day immediately preceding its vesting date (the “vesting date value”). A performance share unit pays out at a value between 0% and 200% of its vesting date value contingent upon our performance relative to a peer group of companies over the three-year performance period. Officers and employees granted units under the plan are also entitled to additional units to reflect cash dividends paid on Common shares from the applicable grant date until payout.
For the year ended December 31, 2025, we recorded an expense of $1 million (2024 - expense of $7 million) related to the PSU plan. There were 193,290 performance share units outstanding as at December 31, 2025 (December 31, 2024 – 168,775) and 27,625 restricted share units outstanding as at December 31, 2025 (December 31, 2024 – nil).
Directors’ deferred share unit plans
We have DSU plans which provide a structure for directors, who are not our employees, to accumulate an equity-like holding in West Fraser. The DSU plans allow directors to participate in our growth by providing a deferred payment based on market pricing of our Common shares at the time of redemption. Each director receives deferred share units in payment of an annual equity retainer until a minimum equity holding is reached and may elect to receive units in payment of up to 100% of other fees earned. After a minimum equity holding is reached, directors may elect to receive the equity retainer in units or cash. The units are issued based on the market price of our Common shares at the time of issue. Additional units are issued to take into account the value of dividends paid on Common shares from the date of issue to the date of redemption. Units are redeemable only after a director retires, resigns or otherwise leaves the board. The redemption value is equal to the market price of our Common shares at the date of redemption. A holder of units may elect to redeem units in cash or receive Common shares having an equivalent value.
For the year ended December 31, 2025, we recorded a recovery of $2 million (2024 - expense of $2 million) related to the DSU plan. The number of units outstanding as at December 31, 2025 was 103,318 (December 31, 2024 - 91,450).
16. Restructuring and impairment charges

	2025	2024
Impairment related to U.S. lumber goodwill	$409	$—
Impairment related to Europe EWP goodwill	—	70
Restructuring and impairment losses related to Canadian and U.S. lumber operations	64	28
Restructuring and impairment related to High Level OSB mill	239	—
Impairment loss related to pulp mill sales	—	3
Other restructuring charges	—	2
	712	102
For the year ended December 31, 2025, we recorded restructuring and impairment charges of $712 million.
We recorded an impairment loss of $409 million in relation to U.S. lumber goodwill during the year ended December 31, 2025. The impairment loss was a result of the protracted downcycle that has caused management to recalibrate certain assumptions used in its annual goodwill impairment test (note 8).

We recorded restructuring and impairment losses of $303 million associated with the indefinite curtailment of our oriented strand board (OSB) mill in High Level, Alberta and the permanent closures of our Augusta, Georgia and 100 Mile House, British Columbia lumber mills during the year ended December 31, 2025. Of this total, $43 million was associated with the permanent closure of our Augusta, Georgia lumber mill and $21 million was associated with the permanent closure of our 100 Mile House, British Columbia lumber mill. We estimated the recoverable amount of the impaired assets based on their value in use. The recoverable amount of the property, plant and equipment subject to impairment was $7 million and relates primarily to land and mobile equipment destined to be transferred to other locations.
We identified an impairment indicator at one of our U.S. lumber mills due to discrete asset-specific performance factors as well as species-specific product pricing trends, lower demand and pricing for wood chip residuals, and the depth and duration of the current downcycle and its expected recovery. The impairment test performed on the lumber mill did not result in an impairment write-down as the recoverable amount of the mill exceeded its carrying value. The recoverable amount was determined using assumptions consistent with the U.S. lumber goodwill impairment assessment, adjusted for asset-specific factors where applicable.
In the year ended December 31, 2024, we recorded restructuring and impairment charges of $102 million.
We recorded an impairment loss of $70 million in relation to Europe EWP goodwill during the year ended December 31, 2024. The impairment loss was a result of an extension of the expected duration of the recovery to mid-cycle profitability and weaker macroeconomic conditions in the U.K. and Europe.
We recorded restructuring and impairment losses of $28 million associated with the permanent closures and indefinite curtailments of lumber mills during the year ended December 31, 2024.
We recorded an impairment loss of $3 million related to the sale of Hinton pulp mill on February 3, 2024 and the sale of Quesnel River Pulp mill and Slave Lake Pulp mill on April 20, 2024. The impairment loss related to remeasurement of working capital adjustments specified in the asset purchase agreement.
17. Finance income, net

	2025	2024
Interest expense	$(19)	$(26)
Interest income on cash and cash equivalents	19	44
Net interest income on export duty deposits	5	19
Finance expense on employee future benefits	(4)	(3)
	$1	$34
18. Other income (expense)

	2025	2024
Foreign exchange gain (loss)	$(5)	$7
Settlement loss on defined benefit pension plans	—	(1)
Gain resulting from the CPL agreement	—	1
Gain on sale of assets	6	—
Gain (loss) on electricity swaps	8	(9)
Loss on interest rate swap contracts	(2)	(4)
Other	9	4
	$15	$(2)

19. Tax recovery (provision)
Accounting policies
Tax recovery (provision) for the year is comprised of current and deferred tax. Tax recovery (provision) is recognized in earnings, except to the extent that it relates to items recognized in other comprehensive earnings in which case it is recognized in other comprehensive earnings.
Deferred taxes are provided for using the liability method. Under this method, deferred taxes are recognized for temporary differences between the tax and financial statement basis of assets, liabilities and certain carry-forward items.
Deferred tax assets are recognized only to the extent that it is probable that they will be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.
International Tax Reform - Pillar Two Model Rules
The Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting published the Pillar Two model rules designed to address the tax challenges arising from the digitalisation of the global economy. Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which we operate, although some countries may have varying responses or adjustments to the initial model rules. We do not have a material exposure to Pillar Two top-up taxes.
Supporting information
The major components of income tax included in comprehensive earnings are as follows:

	2025	2024
Earnings:
Current tax recovery (provision)	$15	$(118)
Deferred tax recovery	218	74
Tax recovery (provision) on earnings	$233	$(43)

Other comprehensive earnings:
Deferred tax provision on retirement benefit actuarial gain	$(5)	$(3)
Tax recovery (provision) on comprehensive earnings	$228	$(46)
The tax provision differs from the amount that would have resulted from applying the British Columbia statutory income tax rate to earnings before tax as follows:

	2025	2024
Income tax recovery (expense) at statutory rate of 27%	$316	$(10)
Rate differentials between jurisdictions and on specified activities	(12)	(7)
Non-taxable amounts including goodwill impairment	(75)	(20)
Impact of functional currency differences	3	(6)
Income tax credits	—	5
Valuation allowance on deferred tax attributes	7	(2)
Income tax settlement	(6)	—
Other	—	(3)
Tax recovery (provision)	233	(43)

In 2025, we entered into a settlement agreement with the Canada Revenue Agency in respect of prior tax periods. As a result, we recorded an additional tax provision of $6 million in 2025.

Deferred income tax liabilities (assets) are made up of the following components:

	2025	2024
Property, plant, equipment and intangibles	$599	$681
Reforestation and decommissioning obligations	(34)	(27)
Employee benefits	(29)	(25)
Export duties	79	93
Tax loss carry-forwards[1]	(176)	(70)
Inventory	(19)	(16)
Other	(29)	(34)
	391	602

Represented by:
Deferred income tax assets	$(6)	$(7)
Deferred income tax liabilities	397	609
	$391	$602
1.We have $724 million of net operating loss carry-forwards in various jurisdictions (December 31, 2024 - $304 million), $349 million of U.S. state net operating loss carry-forwards (December 31, 2024 - $227 million), and $111 million of capital loss carry-forwards (December 31, 2024 - $95 million). A portion of these losses expire over various periods starting in 2026. The net operating losses that have not been recognized as of December 31, 2025 are $22 million in various jurisdictions (December 31, 2024 - $30 million) and $211 million for U.S. states (December 31, 2024 - $205 million). Capital losses that have not been recognized as of December 31, 2025 are $111 million (December 31, 2024 - $95 million).
20. Employee compensation
Our employee compensation expense includes salaries and wages, employee future benefits, bonuses and termination costs, but excludes restructuring charges. Total compensation expense for the year ended December 31, 2025 was $961 million (2024 - $984 million).
Key management includes directors and officers, and their compensation expense and balance sheet date payables are as follows:

	2025	2024
Expense (recovery)
Salary and short-term employee benefits	$7	$7
Retirement benefits	1	1
Equity-based compensation[1]	(9)	10
	$—	$19
1.Amounts do not necessarily represent the actual value which will ultimately be paid.

	2025	2024
Payables and accrued liabilities
Compensation	$—	$—
Equity-based compensation[1]	16	27
	$16	$27
1.Amounts do not necessarily represent the actual value which will ultimately be paid.
21. Earnings (loss) per share
Basic earnings (loss) per share is calculated based on earnings (loss) available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.
Certain of our equity-based compensation plans may be settled in cash or Common shares at the holder’s option and for the purposes of calculating diluted earnings (loss) per share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Plans that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect as compared to the cash-settled method.
The numerator under the equity-settled method is calculated based on earnings (loss) available to Common shareholders adjusted to remove the cash-settled equity-based compensation expense or recovery that has been charged or credited to earnings (loss) and deducting a notional charge using the equity‑settled method, as set out below. Adjustments to earnings (loss) are tax-effected as applicable. The denominator under the equity-settled method is calculated using the treasury stock method. Share options under the equity-settled method are considered dilutive when the average market price of our Common shares for the period exceeds the exercise price of the share option.
The equity-settled method was more dilutive for the year ended December 31, 2025 and year ended December 31, 2024 and an adjustment was required for the numerator and denominator.
A reconciliation of the numerator and denominator used for the purposes of calculating diluted loss per share is as follows:

	2025	2024
Loss
Numerator for basic EPS	$(937)	$(5)
Cash-settled expense (recovery) included in earnings	(14)	7
Equity-settled expense adjustment	(5)	(7)
Numerator for diluted EPS	$(956)	$(6)

Weighted average number of shares (thousands)
Denominator for basic EPS	78,977	80,859
Effect of dilutive equity-based compensation	179	265
Denominator for diluted EPS	79,156	81,124

Loss per share (dollars)
Basic	$(11.87)	$(0.06)
Diluted	$(12.08)	$(0.07)
22.      Financial instruments
Accounting policies
All financial assets and liabilities, except for derivatives, are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Derivatives are measured at fair value through profit or loss (“FVTPL”).
Supporting information
The following tables provide the carrying values and fair values of our financial instruments by category, as well as the associated fair value hierarchy levels as defined in note 2 under “Fair value measurements”. The carrying value is a reasonable approximation of fair value for cash and cash equivalents, receivables, and payables and accrued liabilities due to their short-term nature. The carrying values of long-term debt include any current portions and exclude deferred financing costs.

December 31, 2025	Level	Financial assets at amortized cost	Financial assets or financial liabilities at FVTPL	Financial liabilities at amortized cost	Carrying value	Fair value

Financial assets
Cash and cash equivalents	2	$202	$—	$—	$202	$202
Receivables	3	244	—	—	244	244
Interest rate swaps[2]	2	—	—	—	—	—
Electricity swaps[2]	3	—	24	—	24	24
		$445	$24	$—	$469	$469

Financial liabilities
Payables and accrued liabilities	3	$—	$—	$580	$580	$580
Long-term debt[1]	2	—	—	300	300	300
Interest rate swaps[2]	2	—	—	—	—	—
Electricity swaps[2]	3	—	10	—	10	10
		$—	$10	$880	$890	$890
1.The fair value of long-term debt is based on rates available to us at December 31, 2025 for long-term debt with similar terms and remaining maturities.
2.The current portion of our electricity swap contracts are included in payables and accrued liabilities in our consolidated balance sheet at December 31, 2025. The value of our interest rate swap contracts and the non-current portions of our electricity swap contracts are included in other assets and other liabilities.

December 31, 2024	Level	Financial assets at amortized cost	Financial assets or financial liabilities at FVTPL	Financial liabilities at amortized cost	Carrying value	Fair value

Financial assets
Cash and cash equivalents	2	$641	—	—	$641	$641
Receivables	3	292	—	—	292	292
Interest rate swaps[2]	2	—	2	—	2	2
Electricity swaps[2]	3	—	13	—	13	13
		$933	$15	$—	$948	$948

Financial liabilities
Payables and accrued liabilities	3	$—	$—	$600	$600	$600
Long-term debt[1]	2	—	—	200	200	200
Electricity swaps[2]	3	—	12	—	12	12
		$—	$12	$800	$812	$812
1.The fair value of long-term debt is based on rates available to us at December 31, 2024 for long-term debt with similar terms and remaining maturities.
2.The value of our interest rate swap contracts is included in receivables in our consolidated balance sheet at December 31, 2024. The current portions of our electricity swap contracts are included in receivables and payables and accrued liabilities. The non-current portions of our electricity swap contracts are included in other assets and other liabilities.
Financial risk management
Our activities result in exposure to a variety of financial risks, and the main objectives of our risk management process are to ensure risks are properly identified and analyzed and to establish appropriate risk limits and controls. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and our activities. We are exposed to credit risk, liquidity risk, and market risk. A description of these risks and policies for managing these risks are summarized below.
The sensitivities provided in this section give the effect of possible changes in the relevant prices and rates on earnings. The sensitivities are hypothetical and should not be considered to be predictive of future performance or earnings. Changes in fair values or cash flows based on fluctuations in market variables cannot be extrapolated since the relationship between the change in the market variable and the change in fair value or cash flows may not be linear.
Credit risk
Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk with respect to cash and cash equivalents and receivables. The carrying amounts of these accounts represent the maximum credit exposure. We manage credit risk by holding cash and cash equivalents with major banks of high creditworthiness. Credit risk for trade and other receivables is managed through established credit monitoring activities such as:
•Establishing and monitoring customer credit limits;
•Performing ongoing evaluations of the financial conditions of key customers; and
•In certain market areas, undertaking additional measures to reduce credit risk including credit insurance, letters of credit and prepayments. At December 31, 2025, approximately 34% of trade accounts receivable was covered by at least some of these additional measures (December 31, 2024 - 29%).
Given our credit monitoring activities, the percentage of overdue accounts and our history of minimal customer defaults, we consider the credit quality of our trade accounts receivable at December 31, 2025 to be high and have recorded nominal expected credit losses on our trade accounts receivable. The aging analysis of trade accounts receivable is presented below:

As at	December 31, 2025	December 31, 2024
Trade accounts receivable
Current	129	175
Past due 1 to 30 days	48	62
Past due 31 to 60 days	6	2
Past due over 60 days	4	—
Trade accounts receivable	186	239
Sales taxes receivable	27	27
Other	31	28
Receivables	244	294
Liquidity risk
Liquidity risk is the risk we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk by maintaining adequate cash and cash equivalents balances and having lines of credit available. In addition, we regularly monitor forecasted and actual cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.

The following table summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments compared to its discounted or current carrying value:

As at December 31, 2025	Carrying value	Total	2026	2027	2028	2029	Thereafter
Long-term debt	$300	$300	$—	—	300	—	—
Interest on long-term debt[1]	2	38	16	16	7	—	—
Lease obligations	33	44	10	7	5	5	17
Payables and accrued liabilities	569	569	569	—	—	—	—
Total	$904	$951	$595	$23	$312	$5	$17
1.Assumes debt remains at December 31, 2025 levels and includes the impact of interest rate swaps terminating May 30, 2028.
In addition, we have contractual commitments for the acquisition of property, plant and equipment in the amount of $51 million in 2026.
Market risk
Market risk is the risk of loss that might arise from changes in market factors such as interest rates, foreign exchange rates, commodity, and energy prices. We aim to manage market risk within acceptable parameters and may, from time to time, use derivatives to manage market risk.
Interest rates
Interest rate risk relates mainly to floating interest rate debt. By maintaining interest rate swap contracts with floating rate debt, we reduce our exposure to interest rate changes.
As at December 31, 2025, we had the following floating rate financial instruments:

Financial instrument	Carrying value
Financial liability: Term loan	$300
Financial asset: Interest rate swap contracts	$—
We maintain a $300 million term loan due May 2028 where the interest is payable at floating rates based on US Base Rate Advances or SOFR Advances at our option.
We have interest rate swap contracts to pay fixed interest rates and receive variable interest rates on $75 million notional principal amount of indebtedness. These swap agreements have the effect of fixing the interest rate on $75 million of the $300 million term loan discussed above, with the balance being subject to a floating rate.
In addition, interest on certain of our credit facilities is payable at floating rates including Prime Rate Advances, US Base Rate Advances, CORRA Advances, or SOFR Advances at our option.
At December 31, 2025, the impact of a 100-basis point change in interest rate affecting our floating rate debt would result in a $2 million change in annual interest expense (December 31, 2024 - no change).
Energy
We are party to arrangements with renewable power generators to purchase environmental attributes and receive settlements by reference to generation volumes and the spot price for electricity and pay settlements by reference to generation volumes and a fixed contractual price. These agreements act as a partial hedge against future electricity price increases in Alberta and will provide us with access to renewable energy credits that we may surrender to achieve a reduction in our greenhouse gas emissions. While these arrangements economically hedge the risk of changes in cash flows due to fluctuations in Alberta electricity prices, hedge accounting has not been applied to these instruments.

A contract to receive renewable energy credits and the associated floating-for-fixed electricity swap are distinct units of account. We have selected this method as we believe the receipt of the renewable energy credits is an executory contract and the electricity swap meets the definition of an embedded derivative.
The electricity swaps are valued based on a discounted cash flow model, with the related changes in fair value included in Other income (expense). The valuation requires management to make certain assumptions about the model inputs, including future electricity prices, discount rates, and expected generation volumes associated with the contracts.
For the year ended December 31, 2025, a gain of $8 million was recognized in relation to the electricity swaps (2024 - loss of $9 million). The fair value of the electricity swaps at December 31, 2025 was a $14 million asset (December 31, 2024 - a nominal asset). At December 31, 2025, the impact of a 10% increase (decrease) in future electricity prices would result in a gain (loss) of $18 million.
The following table summarizes the maturity profile of our net derivative asset based on contractual undiscounted payments:

As at December 31, 2025	Carrying value - asset (liability)	Total inflows (outflows)	2026	2027	2028	2029	Thereafter
Electricity swaps	$14	$23	$(5)	$(3)	$(1)	$1	$30
Total	$14	$23	$(5)	$(3)	$(1)	$1	$30
Currency risk
We are exposed to foreign currency risk because our Canadian operations incur a portion of their operating expenses in Canadian dollars. Therefore, an increase in the value of the CAD relative to the USD increases the value of expenses in USD terms incurred by our Canadian operations, which reduces operating margin and the cash flow available to fund operations.
In addition, foreign currency exposure arises from our net investment in our European operations, which have British pound sterling and Euro functional currencies, and from our Cochrane lumber mill and jointly-owned paper operation, which have Canadian dollar functional currency. The risk arises from the fluctuation in spot rates between these currencies and the U.S. dollar, which causes the amount of the net investment to vary with the resulting translation gains or losses being reported in other comprehensive earnings.
A $0.01 strengthening (weakening) of the USD against the CAD would increase (decrease) pre-tax earnings by approximately $19 million. A $0.01 strengthening (weakening) of the USD against the CAD, British pound and Euro would result in an approximate $7 million translation loss (gain) on operations with different functional currencies included in other comprehensive earnings. These sensitivities assume that all other variables remain constant and ignores any impact of forecast sales and purchases.
23.Capital disclosures
Our business is cyclical and is subject to significant changes in cash flow over the business cycle. In addition, financial performance can be materially influenced by changes in product prices and the relative values of the Canadian and U.S. dollars. Our objective in managing capital is to ensure adequate liquidity and financial flexibility at all times, particularly at the lower points in the business cycle.
Our main policy relating to capital management is to maintain a strong balance sheet and otherwise meet financial tests that rating agencies commonly apply for investment-grade issuers of public debt. We are currently rated as an investment grade issuer by two major rating agencies.
We monitor and assess our financial performance to ensure that debt levels are prudent, taking into account the anticipated direction of the business cycle. When financing acquisitions, we combine cash on hand, debt, and equity financing in a proportion that is intended to maintain an investment-grade rating for debt throughout the cycle. Debt repayments are arranged, where possible, on a staggered basis that takes into account the uneven nature of anticipated cash flows. We have established committed revolving lines of credit that provide liquidity and flexibility when capital markets are restricted. In addition, as a normal part of our business, we have in the past and may from time to time seek to repurchase our outstanding securities through issuer bids or tender offers, open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual and legal restrictions and other factors.
A strong balance sheet and liquidity profile, along with our investment-grade issuer rating, are key elements of our goal to maintain a balanced capital allocation strategy. Priorities within this strategy include: reinvesting in our operations across all market cycles to strategically enhance productivity, product mix, and capacity; optimizing our portfolio of assets to reduce the variability of cash flows across market cycles; maintaining a leading cost position; maintaining financial flexibility to capitalize on growth opportunities, including the pursuit of acquisitions and larger-scale strategic growth initiatives; and returning capital to shareholders through dividends and share repurchases.

Two key measurements used to monitor our capital position are total debt to total capital and net debt to total capital, calculated as follows:

	December 31,	December 31,
As at	2025	2024
Debt
Operating loans	$—	$—
Current and non-current lease obligation	33	29
Current and non-current debt	300	200
Derivative liabilities[1]	—	—
Open letters of credit[1]	38	36
Total debt	371	265
Shareholders’ equity	5,849	6,954
Total capital	$6,220	$7,219
Total debt to capital	6%	4%

Total debt	$371	$265
Cash and cash equivalents	(202)	(641)
Open letters of credit	(38)	(36)
Derivative liabilities	—	—
Cheques issued in excess of funds on deposit	—	—
Net debt	131	(412)
Shareholders’ equity	5,849	6,954
Total capital	$5,980	$6,542
Net debt to capital	2%	(6%)
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.

24. Segment and geographical information
The segmentation of manufacturing operations into lumber, NA EWP, pulp and paper and Europe EWP is based on a number of factors, including similarities in products, production processes and economic characteristics. The EWP segments have been separated due to differences in the operating region, customer base, profit margins and sales volumes. Transactions between segments are at market prices and on standard business terms. The segments follow the accounting policies described in these consolidated financial statement notes, where applicable.

Year ended December 31, 2025	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Sales
To external customers	$2,523	$2,131	$315	$493	$—	$5,462
To other segments	39	9	10	—	(58)	—
	$2,561	2,140	325	493	(58)	5,462
Cost of products sold	(1,977)	(1,581)	(270)	(414)	58	(4,184)
Freight and other distribution costs	(371)	(304)	(45)	(44)	—	(766)
Export duties, net, and tariffs	(175)	(1)	—	—	—	(177)
Amortization	(193)	(290)	(15)	(42)	(5)	(544)
Selling, general and administration	(137)	(101)	(11)	(30)	(1)	(280)
Equity-based compensation	—	—	—	—	14	14
Restructuring and impairment charges	(473)	(239)	—	—	—	(712)
Operating earnings (loss)	$(766)	$(376)	$(16)	$(37)	$9	$(1,187)

Total assets	3,234	3,431	184	532	238	$7,620
Total liabilities	668	450	85	151	416	$1,771
Capital expenditures	210	163	14	20	4	$411

	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Year ended December 31, 2024
Sales
To external customers	$2,550	$2,794	$378	$453	$—	$6,175
To other segments	42	9	11	—	(62)	—
	$2,592	$2,803	$389	$453	$(63)	$6,174
Cost of products sold	(2,080)	(1,634)	(309)	(375)	64	(4,333)
Freight and other distribution costs	(382)	(326)	(65)	(42)	—	(815)
Export duties, net, and tariffs	(72)	—	—	—	—	(72)
Amortization	(192)	(284)	(14)	(48)	(11)	(549)
Selling, general and administration	(142)	(99)	(11)	(29)	(1)	(282)
Equity-based compensation	—	—	—	—	(14)	(14)
Restructuring and impairment charges	(28)	(1)	(3)	(70)	(1)	(102)
Operating earnings (loss)	$(303)	$459	$(13)	$(110)	$(26)	$7

Total assets	3,641	3,943	187	561	429	$8,760
Total liabilities	635	572	89	136	375	$1,807
Capital expenditures	312	140	15	19	1	$487

The geographic distribution of non-current assets and external sales based on the location of product delivery is as follows:

	Non-current assets		Sales by geographic area
	2025	2024	2025	2024
United States	$2,317	$2,748	$3,568	$4,150
Canada	3,544	3,817	1,095	1,210
U.K and Europe	372	358	495	458
Asia	—	—	302	351
Other	—	—	1	5
	$6,233	$6,924	$5,462	$6,174

25. Export duties, net, and tariffs
The following table summarizes the impact of export duties, net, and tariffs in our earnings statement:

	Years Ended
	December 31, 2025	December 31, 2024
Cash deposits[1]	(104)	(62)
Adjustments to West Fraser rates[2]	8	22
Export duties, net	(97)	(40)
Duty expense attributable to AR5[3]	—	(32)
Duty expense attributable to AR6[4]	(67)	—
Export duty expense	(164)	(72)
Tariffs	(13)	—
Export duties, net, and tariffs	(177)	(72)

Net interest income on export duty deposits	5	19
1.Represents combined CVD and ADD cash deposit rate of 9.25% from January 1, 2024 to August 18, 2024, 11.89% from August 19, 2024 to December 31, 2024, 11.89% from January 1, 2025 to July 28, 2025, 16.50% from July 29, 2025 to August 11, 2025, and 26.47% from August 12, 2025 to December 31, 2025.
2.Represents adjustments to the annualized West Fraser estimated ADD rates, as shown in the rate tables below, and other administrative adjustments.
3.$32 million represents the duty expense attributable to the finalization of AR5 duty rates for the 2022 POI. The final CVD rate was 6.85% and the final ADD rate was 5.04% for AR5.
4.$67 million represents the duty expense attributable to the finalization of AR6 duty rates for the 2023 POI. The final CVD rate was 16.82% and the final ADD rate was 9.65% for AR6.
Countervailing (“CVD”) and antidumping (“ADD”) duty dispute
On November 25, 2016, a coalition of U.S. lumber producers petitioned the U.S. Department of Commerce (“USDOC”) and the U.S. International Trade Commission (“USITC”) to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC chose and continues to choose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.
Accounting policies
The CVD and ADD rates apply retroactively for each period of investigation (“POI”). We record CVD as export duty expense at the cash deposit rate until an Administrative Review (“AR”) finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cumulative cash deposits paid and cumulative export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable.
The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.
Developments in CVD and ADD rates
We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated upon the finalization of the USDOC’s Administrative Review (“AR”) process for each Period of Inquiry (“POI”), as summarized in the tables below.
On February 21, 2025, the USDOC initiated AR7 POI covering the 2024 calendar year. West Fraser was selected as a mandatory respondent, which will result in West Fraser continuing to be subject to a company-specific rate.

On July 29, 2025, the USDOC issued its final ADD rates and on August 12, 2025 the final CVD rates for the AR6 POI for January 1, 2023 to December 31, 2023. The final ADD rate of 9.65% and CVD rate of 16.82% resulted in the recognition of $67 million in incremental duty expense plus interest expense in earnings and an increase in export duty payable.
On November 24, 2025, the USDOC issued a tolling notice extending the deadlines for certain ADD and CVD proceedings, including softwood lumber, of up to 21 days in addition to the 47 day tolling notice issued on November 14, 2025 and the 119 day extension of the preliminary results issued on September 16, 2025. This extension affects the AR7 preliminary and final determination deadlines for both ADD and CVD cases. The preliminary determination decision for AR7 ADD and CVD were initially anticipated to be published October 3, 2025. The preliminary determination decision for AR7 ADD and CVD is now anticipated to be published April 8, 2026.
The respective Cash Deposit Rates, the AR POI Final Rate and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR POI Final Rate
AR1 POI[1,2]
April 28, 2017 - August 24, 2017	24.12%	6.76%
August 25, 2017 - December 27, 2017	—%	—%
December 28, 2017 - December 31, 2017	17.99%	6.76%
January 1, 2018 - December 31, 2018	17.99%	7.57%
AR2 POI[3]
January 1, 2019 - December 31, 2019	17.99%	5.08%
AR3 POI[4]
January 1, 2020 - November 30, 2020	17.99%	3.62%
December 1, 2020 - December 31, 2020	7.57%	3.62%
AR4 POI[5]
January 1, 2021 - December 1, 2021	7.57%	2.19%
December 2, 2021 - December 31, 2021	5.06%	2.19%
AR5 POI[6]
January 1, 2022 – January 9, 2022	5.06%	6.85%
January 10, 2022 – August 8, 2022	5.08%	6.85%
August 9, 2022 - December 31, 2022	3.62%	6.85%
AR6 POI[7]
January 1, 2023 - July 31, 2023	3.62%	16.82%
August 1, 2023 - December 31, 2023	2.19%	16.82%
AR7 POI[8]
January 1, 2024 - August 18, 2024	2.19%	n/a
August 19, 2024 - December 31, 2024	6.85%	n/a
AR8 POI[9]
January 1, 2025 - August 11, 2025	6.85%	n/a
August 12, 2025 - December 31, 2025	16.82%	n/a
1.On April 24, 2017, the USDOC issued its preliminary rate in the CVD investigation. The requirement that we make cash deposits for CVD was suspended on August 24, 2017, until the USDOC published the revised rate.
2.On November 24, 2020, the USDOC issued the final CVD rate for the AR1 POI.
3.On November 24, 2021, the USDOC issued the final CVD rate for the AR2 POI. On January 10, 2022, the USDOC amended the final CVD rate for the AR2 POI from 5.06% to 5.08% for ministerial errors. This table only reflects the final rate.
4.On August 4, 2022, the USDOC issued the final CVD rate for the AR3 POI.
5.On August 1, 2023, the USDOC issued the final CVD rate for the AR4 POI.
6.On August 19, 2024, the USDOC issued the final CVD rate for the AR5 POI.
7.On August 12, 2025, the USDOC issued the final CVD rate for the AR6 POI.

8.The CVD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.
9.The CVD rate for the AR8 POI will be adjusted when AR8 is complete and the USDOC finalizes the rate, which is not expected until 2027.

Effective dates for ADD	Cash Deposit Rate	AR POI Final Rate	West Fraser Estimated Rate
AR1 POI[1,2]
June 30, 2017 - December 3, 2017	6.76%	1.40%	1.46%
December 4, 2017 - December 31, 2017	5.57%	1.40%	1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%	1.46%
AR2 POI[3]
January 1, 2019 - December 31, 2019	5.57%	6.06%	4.65%
AR3 POI[4]
January 1, 2020 - November 29, 2020	5.57%	4.63%	3.40%
November 30, 2020 - December 31, 2020	1.40%	4.63%	3.40%
AR4 POI[5]
January 1, 2021 - December 1, 2021	1.40%	7.06%	6.80%
December 2, 2021 - December 31, 2021	6.06%	7.06%	6.80%
AR5 POI[6]
January 1, 2022 - August 8, 2022	6.06%	5.04%	4.52%
August 9, 2022 - December 31, 2022	4.63%	5.04%	4.52%
AR6 POI[7]
January 1, 2023 - July 31, 2023	4.63%	9.65%	8.84%
August 1, 2023 - December 31, 2023	7.06%	9.65%	8.84%
AR7 POI[8]
January 1, 2024 - August 18, 2024	7.06%	n/a	4.70%
August 19, 2024 - December 31, 2024	5.04%	n/a	4.70%
AR8 POI[9]
January 1, 2025 - July 28, 2025	5.04%	n/a	4.00%
July 29, 2025 - December 31, 2025	9.65%	n/a	4.00%
1.On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.On November 24, 2020, the USDOC issued the final ADD rate for the AR1 POI.
3.On November 24, 2021, the USDOC issued the final ADD rate for the AR2 POI.
4.On August 4, 2022, the USDOC issued the final ADD rate for the AR3 POI
5.On July 31, 2023, the USDOC issued the final ADD rate for the AR4 POI. On September 7, 2023, the USDOC amended the final ADD rate for the AR4 POI for ministerial errors. This table only reflects the final rate.
6.On August 19, 2024, the USDOC issued the final ADD rate for the AR5 POI. An amended ADD rate was issued on September 24, 2024, and was retroactively applied to August 19, 2024. This table only reflects the final rate.
7.On July 29, 2025, the USDOC issued the final ADD rate for the AR6 POI.
8.The ADD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026. In Q4-25, West Fraser updated the AR7 POI estimated rate from 2.58% to 4.70% to reflect a change in the USDOC’s methodology for ADD rate calculations that came into effect during the current year and will be applied to the AR7 final rate.
9.The ADD rate for the AR8 POI will be adjusted when AR8 is complete and the USDOC finalizes the rate, which is not expected until 2027.

Impact on balance sheet
Each POI is subject to independent administrative review by the USDOC, and the results of each POI may not be offset but the results within a POI in respect of ADD and CVD may be offset.

Export duty deposits receivable is represented by:

Export duty deposits receivable	2025	2024
Beginning of year	$408	$377
Export duties receivable on adjustments to West Fraser rates[1]	32	6
Interest income recognized on duty deposits receivable	34	25
End of year	$474	$408
1.During the period, we recorded an adjustment to export duty deposits receivable and export duties payable to reflect our application of the technical interpretation of the relevant statutory provisions.
Export duties payable is represented by:

Export duties payable	2025	2024
Beginning of year	46	24
Export duties payable on adjustments to West Fraser rates[1]	92	15
Interest expense recognized on export duties payable	29	$6
End of year	$166	$46
1.During the period, we recorded an adjustment to export duty deposits receivable and export duties payable to reflect our application of the technical interpretation of the relevant statutory provisions.
As of December 31, 2025, export duties paid and payable on deposit with the USDOC were $1,003 million (December 31, 2024 - $898 million).
Appeals
On May 22, 2020, the North American Free Trade Agreement (“NAFTA”) panel issued its final decision on “Injury”. The NAFTA panel rejected the Canadian parties’ arguments and upheld the USITC remand determination in its entirety.
On August 28, 2020, the World Trade Organization’s (“WTO”) dispute-resolution panel ruled unanimously that U.S. countervailing duties against Canadian softwood lumber are inconsistent with the WTO obligations of the United States. The decision confirmed that Canada does not subsidize its softwood lumber industry. On September 28, 2020, the U.S. announced that it would appeal the WTO panel’s decision.
Under U.S. trade law, the International Trade Commission (“ITC”) must review antidumping and countervailing orders every 5 years from the date of issuance. This process is referred to as a "Sunset Review". On November 30, 2023, the ITC voted to maintain the ADD and CVD orders on softwood lumber from Canada on the grounds that the revocation would likely lead to the continuation or recurrence of material injury to the U.S. domestic industry within a reasonably foreseeable time.
On August 27, 2025, the Government of Canada, in consultation with affected Canadian provinces, industry and other concerned parties, submitted a Notice of Joint Motion for Voluntary Dismissal pertaining to the CUSMA Chapter 10 challenge of the AR2 ADD order. On September 10, 2025, the AR2 ADD CUSMA panel granted the motion for voluntary dismissal.
On September 5, 2025, the Government of Canada, in consultation with affected Canadian provinces, industry and other concerned parties, submitted a Notice of Joint Motion for Voluntary Dismissal pertaining to the CUSMA Chapter 10 challenge of the AR1 ADD order. On September 17, 2025, the AR1 ADD CUSMA panel granted the motion for voluntary dismissal.
Through the withdrawal of the legal challenges, the rates for AR1 and AR2 ADD are finalized. In order for the entries to be liquidated by U.S. Customs and Border Protection, both CVD and ADD legal challenges must be concluded. AR1 and AR2 CVD legal challenges are currently ongoing.
The softwood lumber case will continue to be subject to NAFTA or the Canada-United States-Mexico Agreement (“CUSMA”), WTO dispute resolution processes, and litigation in the U.S. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates.

Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.
Tariffs
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. The current round of countervailing and antidumping duties have been in place since April 2017.
On March 4, 2025, the U.S. administration, under the International Emergency Economic Powers Act (“IEEPA”), implemented an additive 25% tariff on all goods imported into the U.S. Our wood products were subject to the IEEPA tariffs for a two-day period from March 4, 2025 to March 6, 2025. The legality of the IEEPA tariffs is currently under review by the Supreme Court of the United States as of February 10, 2026.
On September 29, 2025, the U.S. administration issued a proclamation that imposed a tariff of 10% under Section 232 of the Trade Expansion Act of 1962 on imported softwood timber and lumber into the U.S., effective October 14, 2025. This tariff is in addition to the existing softwood lumber duties applied to U.S. imports of Canadian lumber. The tariffs implemented under Section 232 of the Trade Expansion Act of 1962 are still in effect as of February 10, 2026.
26. Contingencies
We are subject to various investigations, claims and legal, regulatory and tax proceedings covering matters that arise in the ordinary course of business activities, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by governmental regulatory agencies and law enforcement authorities in various jurisdictions. Each of these matters is subject to uncertainties and it is possible that some of these matters may be resolved unfavourably. Certain conditions may exist as of the date the financial statements are issued, which may result in an additional loss. In the opinion of management none of these matters are expected to have a material effect on our results of operations or financial condition.
27. Subsequent events
A fire at our Blue Ridge, Alberta lumber mill in January 2026 has resulted in a temporary shutdown of production, and repairs are currently underway.